ALLGREEN PROPERTIES LIMITED

04 JAN 15 AM 7:21

04012179

File No. 82-4959

Date: 2 JAN 2004

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 1/20

MASNET No. 14 OF 02.01.2004
Announcement No. 14

ALLGREEN PROPERTIES LIMITED

ACQUISITION OF NEW COMPANIES

Allgreen Properties Limited (the "Company") wishes to announce that the Company has acquired two ordinary shares of S$1.00 each in the capital of Greenspace Investments Pte Ltd ("Greenspace") and Rodin Investments Pte Ltd ("Rodin") respectively on 22 December 2003. Greenspace and Rodin are now wholly-owned subsidiaries of the Company, each of which has an issued and paid-up share capital of S$2.00.

The principal activity of Greenspace and Rodin is investment holding. Mr Goh Soo Siah and Mr Khor Thong Meng are both first directors of Greenspace and Rodin.

None of the Directors nor the substantial shareholders of the Company has any interest in Greenspace and Rodin. Further, the acquisition of Greenspace and Rodin will not have any material impact on the Company's net tangible assets and earnings per share for the financial year ending 31 December 2003.

Submitted by Ms Isoo Tan, Company Secretary on 2/1/2004 to the SGX